Exhibit 99.1

Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A. on November 11, 2019

Minutes No. 347: In the City of Buenos Aires, on this November 11, 2019, at 11 p.m., the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets with the presence of Directors Osvaldo RECA, Jorge RAUBER, Miguel DODERO, Diego PETRACCHI, Tomás WHITE, Jorge Eduardo VILLEGAS, José Luis MOREA, Juan José SALAS, Tomás PERES, and Liliana MURISI, who attends through video conference. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The quorum required is met and so the meeting commences, the second item on the Agenda is open for discussion: 2) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, THE CONSOLIDATED BALANCE SHEET, THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, THE CONSOLIDATED STATEMENT OF CASH FLOWS, COMPLEMENTARY NOTES, THE SEPARATE INCOME STATEMENT, THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME, THE SEPARATE BALANCE SHEET, THE SEPARATE STATEMENT OF CASH FLOWS, THE REPORTING SUMMARY AND ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS – ARTICLE 12, TITLE IV, CHAPTER III OF THE REGULATIONS SET FORTH BY THE ARGENTINE SECURITIES COMMISSION (N.T. 2013), FOR THE PERIOD ENDED SEPTEMBER 30, 2019. Mr. Osvaldo RECA requests Mr. Juan Avigliano to present the matter. Mr. Juan Avigliano takes the floor and informs that the Board of Directors needs to consider and approve the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement Of Changes in Shareholders’ Equity, the Consolidated Statement of Cash Flows, Complementary Notes, the Separate Income Statement, the Separate Statement of Comprehensive Income, the Separate Balance Sheet, the Separate Statement of Cash Flows, the Reporting Summary and Additional Information to the Notes to the Financial Statements – Article 12, Title IV, Chapter III of the Regulations set forth by the Argentine Securities Commission (N.T. 2013) for the period ended September 30, 2019, documents that were provided to the Directors well in advance. After a brief debate and knowing the Statutory Audit Committee report and the Independent Auditors’ reports, the Board of Directors unanimously approve the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement Of Changes in Shareholders’ Equity, the Consolidated Statement of Cash Flows, Complementary Notes, the Separate Income Statement, the Separate Statement of Comprehensive Income, the Separate Balance Sheet, the Separate Statement of Cash Flows, the Reporting Summary and Additional Information to the Notes to the Financial Statements – Article 12, Title IV, Chapter III of the Regulations set forth by the Argentine Securities Commission (N.T. 2013) for the period ended September 30, 2019. Mr. Osvaldo RECA continues taking the floor and informs of the status of compliance with General Resolution 611/12, Argentine Securities Commission. In that regard, Mr. Osvaldo RECA states that the Company knows that the Professional Accounting Regulations (NCP, for its acronym in Spanish) and the International Financial Reporting Standards (IFRS) (the “Standards”) have been reconciled. The Standards apply to the investments the Company has with the corporations Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Mart’n S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Central Aimé Painé S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U and Proener S.A.U. All these Companies are periodically overseen by the Company, thus concluding that any significant item that should be considered in a different manner under the Regulations has been considered during the Regulations reconciliation. Therefore, the Board of Directors unanimously approves the Regulations reconciliation. Eduardo Erosa, César Halladjian and Juan Nicholson evidence Mrs. Liliana Murisi’s positive vote. (…) There being no further business to be transacted, the meeting is adjourned at 11:40 a.m.

Osvaldo Arturo Reca

Chairman

Central Puerto S.A.